EXHIBIT 99.1

June 26, 2014

Dear Shareholder,

You are cordially invited to attend the 2014 Annual General Meeting of shareholders of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on July 31, 2014 at 10:00 AM (Israel time).

You will be asked at this meeting to take action on the matters specified in the enclosed Proxy Statement and you will also have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013. A discussion period will be provided for questions and comments relating to the matters set forth in the enclosed Proxy Statement. The Board of Directors is recommending that you vote “FOR” all of the proposals specified in the enclosed Proxy Statement, and the Audit Committee of the Board of Directors is recommending that you vote “FOR” the re-election of the Company’s auditors.

We look forward to greeting in person those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on July 1, 2014, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy card in the enclosed stamped envelope at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement. No postage is required if mailed in the United States.

The Company urges all of its shareholders to review its most recent Annual Report on Form 20-F and its periodic reports on Form 6-K, which have been filed with the U.S. Securities and Exchange Commission and are available on the Investors section of the Company’s website at www.cgen.com. However, if you wish to be mailed a copy of the Company’s most recent Annual Report on Form 20-F or any other of the Company’s public filings, please send the Company a request through the Company’s website or call Investor Relations at +972-3-765-8585.

Thank you for your cooperation.

By Order of the Board of Directors,
/s/ Mr. Martin S. Gerstel

Martin S. Gerstel
Chairman of the Board
Tel Aviv, Israel

PROXY STATEMENT

COMPUGEN LTD.

72 Pinchas Rosen Street
Tel Aviv, Israel

Annual General Meeting of Shareholders

To be Held on July 31, 2014

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Sheqels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares”), of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s 2014 Annual General Meeting of Shareholders or at any adjournment thereof (the “Meeting” shall refer to Company’s 2014 Annual General Meeting of Shareholders or at any adjournment thereof, unless the context requires otherwise).

The 2014 Annual General Meeting will be held on July 31, 2014, at 10:00 AM (Israel time), at the Company’s offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, for the following purposes:

1.	To elect four directors to serve as members of the Board of Directors of the Company;

2.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2014, and until the next annual general meeting;

3.	To consider and vote upon a proposal to amend the Memorandum of Association of the Company;

4.	To approve an amendment to the terms of office and employment of the Company’s President and Chief Executive Officer and director;

5.	To approve equity awards and the grant of 2013 special bonuses to the Company’s President and Chief Executive Officer and director and the Active Chairman of the Board;

6.
To approve annual cash bonuses, and related objectives and terms thereof for calendar years 2014, 2015, and 2016 to the Company’s President and Chief Executive Officer and director and the Active Chairman of the Board; and

7.	To approve an increase in the number of shares available for future issuance under the Company’s 2010 Share Incentive Plan.

In addition, shareholders will have an opportunity to receive and consider the report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013.

Shareholders of record at the close of trading on July 1, 2014, are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Two (2) or more shareholders, present in person, by proxy or by proxy card and holding shares conferring in the aggregate thirty-three and a third percent (33.33%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to August 7, 2014, at the same time and place. At such adjourned meeting, any two (2) shareholders present in person, by proxy or by proxy card, shall constitute a quorum.

As of June 18, 2014, the Company had outstanding 48,463,328 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.

All proposals to be presented at the Meeting, require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person, by proxy or by proxy card, and voting thereon, provided that with respect to Item 3, the affirmative vote of at least seventy-five percent (75%) of the voting power present in person, by proxy or by proxy card and voting thereon at the Meeting is required for the adoption and approval of such proposed resolution.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about July 07, 2014. The Company will bear the cost of solicitation of proxies, including preparation, assembly, printing and mailing, and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners of Ordinary Shares.

In order to be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy shall be in writing in a form approved by the Board and shall be delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 6951294, Israel, Attention: General Counsel, or at the offices of the Company’s transfer agent at 6201 15th Avenue, Brooklyn NY 11219, in either case, not less than twenty four (24) hours before the time fixed for the Meeting or presented to the Chairman of the Meeting at the Meeting. A proxy card shall be delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 6951294, Israel, Attention: General Counsel, or at the offices of the Company’s transfer agent at 6201 15th Avenue, Brooklyn, NY 11219, in either case, not less than forty eight (48) hours before the time fixed for the Meeting or presented to the Chairman of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 6951294, Israel, Attention: General Counsel, or at the offices of the Company’s transfer agent at 6201 15th Avenue, Brooklyn, NY 11219, with respect to a proxy - by not less than twenty four (24) hours before the time fixed for the Meeting or presented to the Chairman of the Meeting at the Meeting; and with respect to a proxy card - by not less than forty eight (48) hours before the time fixed for the Meeting, or presented to the Chairman of the Meeting at the Meeting.

Ordinary Shares represented by timely executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted “FOR” the proposals set forth in the Proxy Statement. The Company is not currently aware of any other matters to be presented at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Both shares subject to abstentions and broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to each proposal are not counted as being present or as having been voted in respect thereof. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Company’s articles of association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table and notes thereto sets forth certain information as of June 18, 2014  (except as noted below) regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii)  "office holders" (as such term is defined in the Israel Companies Law, 5759-1999, as amended (the “Companies Law”)) of the Company (the ”Office Holders”)(1) known to the Company to beneficially own more than 1% of the Company’s outstanding Ordinary Shares and (iii) the Company's directors and other Office Holders as a group. As of June 18, 2014, the Company had outstanding 48,463,328 Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting or investment power with respect to the securities. Ordinary Shares that may be acquired by an individual or group within 60 days of June 18, 2014, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Other than Mr. Gerstel, the Company is not aware of any person or entity that beneficially owns more than 5% of the Company’s outstanding Ordinary Shares.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Martin Gerstel (2)	2,520,436	5.13%
Anat Cohen-Dayag (3)	648,103	1.32%
Directors and other Office Holders as a group (consists of 14 persons) (4)	3,897,875	7.72%

(1) The term “Office Holder” as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, and any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director or a manager directly subordinate to the general manager or the chief executive officer. In addition to the seven members of the Board, the Company defines an additional seven individuals to be Office Holders.

(2) Includes (i) 119,240 shares held by Mr. Gerstel, (ii) 500,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, (iii) 619,033 shares held by Merrill Lynch IRA for Martin S. Gerstel, of which Mr. Gerstel is the beneficiary, and (iv) 615,495 shares held in a trust for which Mr. Gerstel is trustee and a member his immediate family is the beneficiary. Also includes 666,668 shares subject to options that are currently exercisable or that become exercisable within 60 days after June 18, 2014.

(3) Includes 648,103 shares subject to options that are currently exercisable or that become exercisable within 60 days of June 18, 2014.

(4) See also notes 2 and 3 above. Also includes (i) a total of 724,336 shares subject to options that are beneficially owned by directors and other Office Holders (other than Dr. Anat Cohen-Dayag and Mr. Gerstel) that are currently exercisable or that become exercisable within 60 days of June 18, 2014, and (ii) 5,000 Ordinary Shares held by directors (other than Dr. Anat Cohen-Dayag and Mr. Gerstel).

ITEM NO. 1

ELECTION OF DIRECTORS

The articles of association of the Company (the “Articles”) provide that the minimum number of members of the Board is five (5) and the maximum number is fourteen (14). The Board is presently comprised of seven (7) members, four of whom are hereby being proposed for election for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2015 and until their successors are duly elected. The other three (3) of the Company’s current seven (7) members of the Board serve as external directors under the provisions of the Companies Law. Other than such three external directors who were elected for a fixed term of three years which will expire on April 21, 2016, the Company’s directors are elected at each annual general meeting by a simple majority of the Company's shareholders present and voting thereon.

In accordance with the Articles, any vacancies on the Board may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the end of the next annual general meeting of shareholders or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles. At its meeting held on February 10, 2014, the Board appointed Dr. Anat Cohen-Dayag as a member of the Board, effective as of such date, to hold office until the end of this 2014 Annual General Meeting of shareholders and she is one of the four nominees for election at the Meeting.

Israeli public companies are required under Israeli law to have on their board of directors at least two external directors meeting certain independence criteria. Among other requirements, a person may not be appointed as an external director if such person, his or her relative, partner, employer, anyone to whom he or she is directly or indirectly subordinate, or any entity under his or her control, has or had, on or within the two years preceding the date of his or her appointment, any ‘affiliation’ (as defined in the Companies Law) with the company, with any controlling shareholder of the company, with a relative of a controlling shareholder, or with any entity controlled by the company or by a controlling shareholder of the company; and, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, also any ‘affiliation’ with the chairman of the board of directors, with the chief executive officer or with the most senior financial officer of the company, or with a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

Pursuant to the Companies Law an external director is required to have either accounting and financial expertise or professional qualifications according to criteria set forth under the Companies Law and regulations promulgated thereunder, and generally, at least one external director is required to have accounting and financial expertise. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the company’s size and the volume and complexity of its activities. The Board has determined that the minimum number of directors with financial and accounting expertise is one and that Dr. Arie Ovadia, one of the Company's external directors, qualifies as such.

External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority, and may be re-elected to additional terms of three years each subject to certain conditions, all as provided under the Companies Law and regulations promulgated thereunder. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and the audit committee and the compensation committee must include all external directors.

In addition to the external directors, a company, such as the Company, may classify directors who meet the same non-affiliation criteria as external directors and who have not served as directors of the company for more than nine consecutive years, as ‘independent directors’ under the Companies Law. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Market, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as ‘independent directors’ under the Companies Law, all as provided under regulations promulgated under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and regulations promulgated pursuant thereto governing the terms of compensation payable to external directors (the “Compensation Regulations”). In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office. Following termination of service, external directors and independent directors and their relatives are subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company, a controlling shareholder thereof or any entity controlled by a controlling shareholder.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, an external director or an independent director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company.

In addition to the requirements of the Companies Law as described above, since the Company's shares are listed on the NASDAQ Global Market, pursuant to the rules and regulations of The NASDAQ Stock Market (the “NASDAQ Listing Rules”), a majority of the Company's directors must be independent (as defined under the NASDAQ Listing Rules). Following the Meeting and assuming the election of all the nominees to the Board, our Board will consist of seven (7) persons, five (5) of whom would qualify as independent under NASDAQ independence standards, including the three (3) external directors.

At the Meeting, four (4) of the Company's current seven (7) directors are candidates for election. The Board is recommending to shareholders to elect each of these proposed nominees as a member of the Board. It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the election of each of the proposed nominees - Prof. Ruth Arnon, Dr. Anat Cohen-Dayag, Mr. Martin Gerstel and Mr. Dov Hershberg as a member of the Board, to hold office until the expiration of his or her respective term of appointment and until a successor shall have duly taken office unless such office is earlier vacated under any relevant provisions of the Articles or the Companies Law.

If any of the nominees are unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons designated as proxies in accordance with their judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

Set forth below are the names and certain other information concerning the directors of the Company as of June 18 ,2014:

Name	Age	Positions
Prof. Yair Aharonowitz	73	Director (1)(2)(3)
Prof. Ruth Arnon	81	Director(2)
Anat Cohen-Dayag, Ph.D.	47	President and Chief Executive Officer, Director
Martin S. Gerstel	72	Active Chairman of the Board
Dov Hershberg	74	Director(2)
Arie Ovadia, Ph.D.	64	Director (1)(2)(3)
Prof. Joshua Shemer	66	Director (1)(2)(3)

(1) An external director pursuant to the Companies Law
(2) An independent director pursuant to NASDAQ Listing Rules
(3) Member of the Audit Committee and Compensation Committee of the Board

Prof. Yair Aharonowitz joined the Company’s Board as an external director in July 2007 and was reappointed as an external director in April 2010 and in April 2013. He is a Professor (Emeritus) of Microbiology and Biotechnology at Tel Aviv University (TAU). He was a visiting scientist at Oxford University, an Alberta Heritage Fellow at the University of Alberta, Edmonton, and a visiting professor at the Karolinska Institute and at the University of British Columbia. Professor Aharonowitz’s research interests include the molecular genetics and biosynthesis of antibiotics, molecular biology of microbial pathogens and the development of new targets for new antibiotics. He served as TAU Vice President and Dean for R&D (1997-2001), Chairman of the Department of Microbiology and Biotechnology and Chairman of the Institute of Biotechnology and served as a member of the TAU Executive Council. He served as the Chairman of Ramot Fund for Applied Research, as a member of TAU committee for strategic planning, on the TAU patent committee and was a member of the National Committee for Biotechnology. He is a Fellow of the American Academy of Microbiology.

Prof. Ruth Arnon joined the Company’s Board in May 2007. Formerly the Vice-President of the Weizmann Institute of Science (1988-1997), she is a noted immunologist, having joined the Institute in 1960. She served as Head of the Department of Chemical Immunology, Dean of the Faculty of Biology and Director of the Institute's MacArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions to the fields of vaccine development, cancer research and to the study of parasitic diseases. Along with Prof. Michael Sela, she developed Copaxone® a drug for the treatment of multiple sclerosis which is presently marketed worldwide.  Prof. Arnon is a member of the Israel Academy of Sciences and presently serves as its President. She is an elected member of the European Molecular Biology Organization, served as President of the European Federation of Immunological Societies and as Secretary-General of the International Union of Immunological Societies. Her awards include the Robert Koch Prize in Medical Sciences, Spain's Jiminez Diaz Memorial Prize, France's Legion of Honor, the Hadassah World Organization's Women of Distinction Award, the Wolf Prize for Medicine, the Rothschild Prize for Biology, the Israel Prize and she received an Honorary Doctorate from Ben-Gurion University and from Tel Aviv University. In addition, Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

Anat Cohen-Dayag, Ph.D. was appointed as a member of the Board at the Board meeting held on February 10, 2014, effective as of such date, to hold office until this 2014 Annual General Meeting of shareholders. Dr. Anat Cohen-Dayag joined the Company in 2002 and served in various roles, including Vice President Diagnostic Biomarkers, Vice President Biomarkers and Drug Targets and Vice President Research and Development. In June 2009, Dr. Cohen-Dayag was appointed, together with Mr. Martin Gerstel, as co - Chief Executive Officer of the Company. In March 2010, Dr. Cohen-Dayag was appointed as the Company’s President and Chief Executive Officer. Prior to joining the Company, she was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. and had served as a scientist in the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a director of Ramot at Tel Aviv University Ltd., and of IATI (Israeli Advanced Technologies Industries).

Martin S. Gerstel joined the Company’s Board in 1997, and has served as the Chairman of the Board, since that time, other than from February 2009 to February 2010, during which time he served as either Chief Executive Officer or co-Chief Executive Officer and, in both cases, as a member of the Board. Prior to the Company, Mr. Gerstel was co-chairman and chief executive officer of ALZA Corporation, which he helped found in 1968. Mr. Gerstel is the Chairman of Evogene Ltd., Keddem Bioscience Ltd., the co-founder and co-chairman of Itamar Medical Ltd., and serves as a director of Yissum Ltd., Yeda Ltd. and the U.S. Foundation for the National Medals of Science and Technology. He is a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science and the Board of Governors of The Hebrew University of Jerusalem, and is an advisor to the board of the Israel-U.S. Binational Industrial Research and Development (“BIRD”) Foundation. Mr. Gerstel holds a B.S. from Yale University and an MBA from Stanford University.

Dov Hershberg joined the Company’s Board in February 2009, prior to which he served as a consultant to the Board. From February 2009 through February 2010, Mr. Hershberg served as Chairman of the Board. Mr. Hershberg previously managed the BIRD Foundation from 1997 through 2006.  Mr. Hershberg is currently a founder and management member of Powermat Technologies Ltd., a wireless electricity company. Prior to joining BIRD, Mr. Hershberg held various senior management positions in software development, marketing and sales. He was the founder and CEO, with colleagues from Stanford University, of Molecular Applications Group which created software in biomedical research. Mr. Hershberg spent eleven years at Digital Equipment Corporation in various senior management positions in product development, marketing and sales and worked as a mathematician in the Israeli Aircraft Industry.  Mr. Hershberg holds graduate degrees in Mathematics, from the Hebrew University in Jerusalem, Israel and in Applied Mathematics and Operations Research from Columbia University in New York City.

Arie Ovadia, Ph.D. joined the Company’s Board as an external director in July 2007 and was reappointed as an external director in April 2010 and in April 2013. He advises major Israeli companies on finance, accounting and valuations, and is a member of the board of directors of several corporations, including Strauss Ltd., Israel Petrochemical Industries Ltd., ViryaNet Ltd., Bazan Ltd., Scailex Corporation Ltd., Maxtech Technologies Ltd., Carmel Olefins Ltd. and Elron Electronic Industries Ltd. He has taught at New York University, Temple University and, in Israel, at Tel Aviv and Bradford Universities and The College of Management. Dr. Ovadia served as a member of the Israeli Accounting Board, and is a 14-year member of the Israel Securities Authority. Dr. Ovadia holds an undergraduate degree and an MBA from Tel Aviv University, and earned his Ph.D. in economics from the Wharton School at the University of Pennsylvania.

Prof. Joshua Shemer joined the Company’s Board as an external director in July 2007 and was reappointed as an external director in April 2010 and in April 2013. Prof. Shemer is Full Professor of Medicine at the Tel Aviv University. In addition, Prof. Shemer is the Chairman of Assuta Medical Centers in Israel and a member of the board of directors of Maccabi Healthcare Services in Israel. Prof. Shemer is a director of the Israeli center for medical technology assessment in healthcare in Gertner Institute, Tel Hashomer. Prof. Shemer is an Associate Editor at IMAJ and Harefuah, and a member of the Editorial Board of the International Journal of Technology Assessment in Health Care.  He was a member and former chairman of the National Public Committee for Updating the National List of Health Services in Israel and the National Council for Trauma of the Israeli Ministry of Health. Most recently, Prof. Shemer was the Director-General of Maccabi Healthcare Services. Prof. Shemer was formerly Director-General of the Ministry of Health and Surgeon General of the Israel Defense Forces Medical Corps. Prof. Shemer has published five books and more than 200 peer reviewed articles. Additionally, Prof. Shemer is an external director of El-Al Airlines Ltd. Prof. Shemer is a graduate of the Hebrew University and Hadassah School of Medicine and Board certified in Internal Medicine and health Administration in Israel.

Committees of the Board

The Companies Law and the Articles provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a managing director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board. In addition, the Companies Law requires public companies such as the Company to appoint an audit committee and a compensation committee.

Audit Committee

The Companies Law requires public companies such as the Company to appoint an audit committee comprised of at least three directors. The audit committee must include all of the external directors, one of whom shall serve as the chairman of the committee, must be comprised of a majority of independent directors under the Companies Law and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings. In addition, under NASDAQ Listing Rules, the Company is required to maintain an audit committee that operates under a formal written charter and has certain responsibilities and authority, including being directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. According to the NASDAQ Listing Rules, the audit committee is required to consist of at least three members, all of whom must be financially literate and also meet the independence requirements established by the SEC under Rule 10A-3 of the Exchange Act and be independent directors in accordance with the NASDAQ Listing Rules. The NASDAQ Listing Rules also require that at least one member of the audit committee be financially sophisticated (as defined in such listing rules).

The responsibilities of our Audit Committee include, among other things: (a) identifying flaws in the management of the Company’s business, making recommendations to the Board as to how to correct them and providing for arrangements regarding employee complaints with respect thereto, (b) reviewing and considering certain related party transactions and certain actions involving conflicts of interest, (c) reviewing the internal auditor’s performance and work program and examining the Company’s internal control structure and processes, (d) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing its recommendations to the appropriate corporate organ, and (e) overseeing the accounting and financial reporting processes of the Company. Furthermore, the Audit Committee discusses the financial statements and presents to the Board its recommendations with respect thereto. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter. The Company’s independent and internal auditors also report regularly to the Audit Committee at its meetings and the Audit Committee discusses with the Company’s independent auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Prof. Yair Aharonowitz, Dr. Arie Ovadia and Prof. Joshua Shemer are the current members of the Audit Committee, with Dr. Arie Ovadia serving as its chairman. Each of them is an external director under the Companies Law and an independent director in accordance with the NASDAQ Listing Rules.

Compensation Committee

The Companies Law requires public companies such as the Company to appoint a compensation committee comprised of at least three directors. The compensation committee must include all of the external directors, one of whom shall serve as the chairman of the committee, and may not include certain directors. All other members of the compensation committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations. Generally, any person who is not entitled to be a member of the compensation committee may not attend the compensation committee’s meetings.

The responsibilities of our Compensation Committee include, among others: (a) reviewing and making recommendations to the Board with respect to the Company’s policy regarding the Terms of Office and Employment (as defined below) of its Office Holders, (b) reviewing and considering arrangements with respect to the Terms of Office and Employment of Office Holders, and (c) overseeing, subject to applicable law, the administration of the Company’s various compensation plans and arrangements, including, incentive compensation and equity based plans. In carrying out these duties, the Compensation Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Compensation Committee may need to seek the approval of the Board and the shareholders for certain compensation-related decisions.

Prof. Yair Aharonowitz, Dr. Arie Ovadia and Prof. Joshua Shemer are the current members of the Compensation Committee, with Prof. Joshua Shemer serving as its chairman. Each of them is an external director under the Companies Law and an independent director in accordance with the NASDAQ Listing Rules.

Nominating Committee

The Company's Board does not maintain a nominating committee. The functions of such committee are performed by the full Board.  This practice is compliant with Israeli law and, as a foreign private issuer, the Company has elected, pursuant to NASDAQ Listing Rule 5615(a)(3), to follow Israeli practice, in lieu of compliance with the NASDAQ Listing Rule 5605(e).

Approval Required for Directors’ Remuneration

As required by an amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), the Board approved, after considering the recommendations of the Compensation Committee, a compensation policy with respect to the Terms of Office and Employment (as defined below) of the Company’s Office Holders (the “Compensation Policy”) and on September 17, 2013, the Compensation Policy was approved by the Company’s shareholders.

Pursuant to Israeli law, any arrangement between the Company and a director of the Company as to such director’s terms of office and employment, including exemption and release of the director from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the director, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”) as a director or in other capacities in which he or she is employed with the Company, must generally be consistent with the Compensation Policy and generally requires the approval of the Compensation Committee, the Board and the shareholders.

Under the Companies Law and the Compensation Regulations, the compensation payable to external directors and independent directors is subject to certain further limitations.

Compensation to the Company's Non-Management Directors

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and ratified and approved by the Compensation Committee, the Board and the shareholders with the approval of the Compensation Policy and consistent therewith, each of the Company’s current directors and each additional or other director who may be appointed from time to time in the future and who is not, or who ceases to be, an employee of the Company and who does not, or ceases to, hold a management position with the Company or provide services to the Company in addition to his or her office as a director (each a “non-management director”) is compensated as of April 22, 2013, as follows:

(i) an annual fee of NIS 36,452 and an additional annual amount of NIS 17,985 to be paid to non-management directors who serve on one or more committees of the Board (the “Annual Fees”) (approximately $10,541 and $5,201, respectively, according to the representative rate of exchange on June18, 2014, of $1.00 = NIS 3.458);

(ii) a per meeting fee of NIS 3,597  (approximately $1,040 according to the representative rate of exchange on June18, 2014, of $1.00 = NIS 3.458) for participation in any Board and/or committee meetings (the "ParticipationCompensation"), provided that (a) if such participation is by means of communication pursuant to Section 101 of the Companies Law, then such “per meeting” fee shall be 60% of the Participation Compensation; and (b) in the event a resolution is adopted without a meeting pursuant to Section 103 of the Companies Law, then  such “per meeting” fee shall be 50% of the Participation Compensation;

(iii) the Annual Fees and the Participation Compensation are adjusted bi-annually to reflect changes in the Israeli Consumer Price Index in the manner provided in the Compensation Regulations;

(iv) the Annual Fees are paid in four equal installments, and the Participation Compensation is remitted to such directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations; and

(v) a grant of options to purchase 10,000 of the Company’s ordinary shares on July 31 of each calendar year to each non-management director then serving on the Board, at an exercise price equal to the closing price on the date of such grant on the principal securities exchange on which the Company's shares are then traded and subject (other than as described herein) to the terms and conditions of the Company’s 2010 Share Incentive Plan (the “2010 Plan”) or any other equity-based incentive plan the Company may adopt in the future and pursuant to which these equity awards would be granted. 3,333 of such options will vest on each of the first two anniversary dates of such grant and 3,334 on the third anniversary date. Notwithstanding the terms of the relevant plan, all options granted to non-management directors shall be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders. Notwithstanding the terms of the relevant plan, all options granted which shall be vested as of the date of final termination of office as a non-management director of the Company may be exercised within one year following such termination of office. To the extent legally available and applicable, such equity-based awards will be granted to the non-management directors through a trustee under Section 102 of the Israel Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), under the capital gains route.

VAT is added to the above compensation in accordance with applicable law.

On June 18, 2014, after adjustment as described in (iii) above, the annual payment to each non-management director stood at NIS 37,114 and the additional payment to be paid to non-management directors who serve on one or more committees of the Board stood at NIS 18,311 (approximately $10,733 and $5,295, respectively, according to the representative rate of exchange on June 18, 2014, of $1.00 = NIS 3.458); and the Participation Compensation stood at NIS 3,662 (approximately $1,059 according to the representative rate of exchange on June 18, 2014, of $1.00 = NIS 3.458).

Two of the nominees for election as directors at the Meeting, Prof. Ruth Arnon and Mr. Dov Hershberg, qualify as non-management directors.

Compensation to the Company's External Directors

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and ratified and approved by the Compensation Committee, the Board and the shareholders with the approval of the Compensation Policy and consistent therewith, in accordance with the Companies Law and the Compensation Regulations, each of our external directors shall be entitled to receive fees in connection with their service as external directors and their participation in Board meetings as well as meetings of committees of the Board equivalent to the compensation payable to other non-management directors, and shall also be eligible to receive options to purchase ordinary shares on an annual basis equal to the number of ordinary shares subject to the options being granted to each other non-management director on terms substantially similar to those described above, provided however that the compensation paid to the Company's external directors shall be no less than the minimum amount that must be paid to external directors of the Company in accordance with the Compensation Regulations. According to the Compensation Regulations, the minimum amounts are adjusted twice annually based on the Israeli Consumer Price Index and are a function of the Company's shareholders' equity.

In addition, under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and ratified and approved by the Compensation Committee, the Board and the shareholders, with the approval of the Compensation Policy and consistent therewith, in accordance with the Companies Law and the Compensation Regulations, in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, as such term is defined in the Compensation Regulations, or grants additional options to purchase ordinary shares or other stock-based remuneration to ‘other directors’, each external director will be entitled, without further approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional options to purchase such number of additional ordinary shares as is equal to the average number of additional ordinary shares subject to the options being granted to such ‘other directors’ and on substantially similar terms, or receive such other stock-based remuneration required in order to align their compensation with the average compensation payable, including average stock-based remuneration awarded, to ‘other directors’, as applicable.

No nominees for external directors are up for election at the Meeting.

Compensation to the Company's Active Chairman of the Board of Directors

Mr. Martin Gerstel, who serves as the Active Chairman of the Board, is one of the nominees for election as a director at the Meeting. Mr. Gerstel is not entitled to receive the above cash or equity-based compensation granted to non-management directors. Effective as of March 1, 2010, we entered into an employment agreement with Mr. Gerstel, pursuant to which he serves as Active Chairman of the Board. The terms of Mr. Gerstel's employment and service were approved prior to the effective date of the 2012 Amendment however, they are consistent with the Compensation Policy. Generally, any change to such terms will be subject to the approval process, including shareholder approval, and other conditions set forth in the 2012 Amendment.

        Pursuant to Mr. Gerstel's employment agreement, he is entitled to a gross monthly salary of NIS 42,000 (approximately $ 12,146  according to the representative rate of exchange on June 18, 2014, of $1.00=NIS 3.458), which will remain at NIS 42,000 regardless of exchange rate fluctuations but which is subject to adjustment from time to time in accordance with periodic cost of living increases (“Tosefet Yoker”), and to certain other employment terms customary in Israel. The employment agreement may be terminated by either party by providing 90 days prior written notice.

Mr. Gerstel currently holds options to purchase a total of 747,500 Ordinary Shares, of which options to purchase 60,000 Ordinary Shares were granted during 2013. Out of the options to purchase 747,500 Ordinary Shares (i) options to purchase 656,252  Ordinary Shares, with a weighted average exercise price of $1.52 per share, were exercisable as of June 18, 2014; and (ii) options to purchase 91,248 Ordinary Shares, with a weighted average exercise price of $4.95 per share, had not vested as of June 18, 2014. Of the unvested options, options to purchase 31,248 Ordinary Shares are expected to vest during 2014 and options to purchase the remaining 60,000 Ordinary Shares are expected to vest during 2016. These options were granted under the Company's 2000 Option Plan and under the 2010 Plan.

See Items 5 and 6 below with respect to certain bonuses and option grants being proposed for Mr. Gerstel.

Compensation to the Company's President and Chief Executive Officer

Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer, was appointed as a director by the Company's Board on February 10, 2014 with immediate effect and until the end of the Meeting and is one of the nominees for election as a director at the Meeting. Dr. Cohen-Dayag has been employed by the Company since September 2, 2002, has served as the Company's President and co-Chief Executive Officer since June 2009 and as President and Chief Executive Officer since March 2010. Dr. Cohen-Dayag is not entitled to receive the above cash or equity-based compensation granted to non-management directors and is not entitled to any compensation in addition to that being paid to her as the President and Chief Executive Officer of the Company. The terms of Dr. Anat Cohen-Dayag's employment and service as President and Chief Executive Officer were approved prior to the effective date of the 2012 Amendment however, they are consistent with the Compensation Policy. Generally, any change to such terms will be subject to the approval process, including shareholder approval, and other conditions set forth in the 2012 Amendment.

Pursuant to Dr. Anat Cohen-Dayag's employment agreement she is entitled to a gross monthly salary of NIS 82,500 (approximately $23,858  according to the representative rate of exchange on June 18, 2014, of $1.00=NIS 3.458) adjusted from time to time in accordance with periodic cost of living increases (“Tosefet Yoker”), twenty three (23) paid vacation days per year (in addition to national and religious holidays) which may be accumulated for up to two years and paid sick leave for 18 days during each year which may be accrued up to 180 sick days. Dr. Cohen-Dayag is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. Such benefits and perquisites include contributions for savings funds (managers insurance, pension and education fund), car-related expenses, phone and recreation pay. In addition, Dr. Anat Cohen-Dayag is eligible for consideration of equity based grants by the Board on an annual basis subject to receipt of all approvals required by applicable law.

Dr. Anat Cohen-Dayag's employment agreement may generally be terminated by either party by providing four (4) months advance written notice.

Upon termination, Dr. Anat Cohen-Dayag will be entitled to receive payments associated with termination, including severance pay pursuant to applicable law. In the event of termination by the Company without “justifiable cause” or termination by Dr. Cohen-Dayag for “good reason”, Dr. Cohen-Dayag will also be entitled to an additional one-time payment equal to five (5) monthly salaries (the “Adaptation Payment”) and may be entitled to extension of the exercise period for outstanding options. In addition to the Adaptation Payment, in the event of termination by the Company under certain circumstances following a change of control event, Dr. Cohen-Dayag will be entitled to a special termination payment in an amount equal to six (6) monthly salaries (“Special Termination Payment”). Furthermore, in the event of a change of control (as such term is defined in her employment agreement), all non-vested options granted to Dr. Anat Cohen-Dayag as of such time will become fully vested.

Dr. Anat Cohen-Dayag currently holds options to purchase a total of 929,771 Ordinary Shares, of which options to purchase 120,000 Ordinary Shares were granted during 2013. Out of the options to purchase 929,771 Ordinary Shares: (i) options to purchase 627,269 Ordinary Shares, with a weighted average exercise price of $3.12 per share, were exercisable as of June 18, 2014; and (ii) options to purchase 302,502 Ordinary Shares, with a weighted average exercise price of $4.35 per share, had not vested as of June 18, 2014. Of the unvested options, options to purchase 62,502 Ordinary Shares are expected to vest during 2014, options to purchase 120,000 Ordinary Shares are expected to vest during 2015 and options to purchase the remaining 120,000 Ordinary Shares are expected to vest during 2016. These options were granted under the Company's 2000 Option Plan and under the 2010 Plan.

See Item 4 below with respect to certain proposed amendments to Dr. Cohen-Dayag’s Terms of Office and Employment as the Company’s President and Chief Executive Officer, and Items 5 and 6 below with respect to bonuses and option grants proposed to be granted to Dr. Cohen-Dayag.

Indemnification, Exemption and Insurance

Our Compensation Committee, Board and shareholders have resolved, consistent with our Compensation Policy (i) to ratify and approve the purchase and the periodic renewal, at the expense of the Company of insurance coverage in respect of the liability of the Company’s Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, without the need for further act or approval, to the maximum extent permitted by law, that will provide for up to $15 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company; (ii) to exempt and release to the maximum extent permitted by law all of the directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard; and (iii) to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, without the need for further act or approval, to the extent, and for such matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them.

Following the adoption of the Compensation Policy, and consistent therewith, the Compensation Committee and the Board resolved to similarly undertake in advance to indemnify all Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) currently in office, and any additional or other Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) as may be appointed from time to time in the future; and to similarly exempt and release to the maximum extent permitted by law all such other Office Holders of the Company currently in office and any additional or other Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) as may be appointed from time to time in the future, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

Following the above approval and consistent with the Compensation Policy and pursuant to the Companies Law and regulations promulgated thereunder, the Compensation Committee approved an increase of the insurance coverage in respect of the liability of the Company’s Office Holders, that will provide for up to $25 million in coverage.

Subject to the foregoing, (i) the two nominees for election at the Meeting who qualify as non-management directors, Prof. Ruth Arnon and Mr. Dov Hershberg, would, if re-elected at the Meeting, be remunerated in the manner discussed above under "Compensation to the Company's Non-Management Directors", (ii) Mr. Gerstel, if re-elected at the Meeting, would continue to act as the Active Chairman of the Board and would continue to be remunerated in the manner discussed above under "Compensation to the Company's Active Chairman of the Board of Directors" and, if approved at the Meeting, also pursuant to Item 6 below; in the event of termination of Mr. Gerstel's employment as Active Chairman of the Board, he will be entitled to receive the remuneration discussed in Item 1 above under "Compensation to the Company's Non-Management Directors"  to the extent and for as long as he will continue to serve on the Company's Board as a non-management director of the Company, and (iii) Dr. Cohen-Dayag, if elected at the Meeting, would continue to be remunerated in the manner discussed above under "Compensation to the Company's President and Chief Executive Officer" or, if approved at the Meeting, as amended pursuant to Item 4 below and, if approved at the Meeting, also pursuant to Item 6 below; in the event of termination of Dr. Cohen-Dayag’s employment as President and Chief Executive Officer, she will be entitled to receive the remuneration discussed in Item 1 above under "Compensation to the Company's Non-Management Directors to the extent and for as long as she will continue to serve on the Company's Board as a non-management director of the Company. All directors who are elected at the Meeting would benefit from the insurance, indemnification, release and exemption discussed herein.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED that:

(a)
Prof. Ruth Arnon be, and she hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2015 and when her successor has been duly elected;

(b)
Dr. Anat Cohen-Dayag be, and she hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2015 and when her successor has been duly elected;

(c)
Mr. Martin Gerstel be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2015 and when his successor has been duly elected; and

(d)
Mr. Dov Hershberg be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2015 and when his successor has been duly elected.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of each of the above resolutions.

The election of each of these nominees will be voted upon separately at the Meeting.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 2

RE-APPOINTMENT OF AUDITORS

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2014, and until the next annual general meeting of shareholders.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its compensation requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee has reviewed, and is satisfied with, the performance of KFGK, and has approved and is recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services.  Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2012 and 2013 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the fees paid or to be paid by the Company to KFGK for professional services rendered in the years ended December 31, 2013 and 2012:

	2013	2012
Audit Fees (1)	$106,000	$104,000
Tax Fees (2)	$17,000	$15,000
All Other Fees (3)	$10,000	$51,000
Total	$133,000	$170,000

(1)
Fees for professional services rendered by KFGK in connection with the integrated audit (including review of internal control over financial reporting) of the Company’s consolidated annual financial statements and review of the Company’s unaudited interim financial statements.

(2)
Fees for services rendered by KFGK in connection with tax compliance, tax advice and tax planning which in year 2013 and 2012 were related to international tax aspects of the agreement entered into with Bayer Pharma AG , annual Israeli tax reports, Approved Enterprise request submission, foreign vendors withholding tax exemption request and consultancy relating to Israeli tax withholding assessment.

(3)	Fees for other consulting services rendered by KFGK to the Company including consultancy and consents with respect to Forms F-3 filed with the SEC.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, and until the next annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of such resolution.

The Audit Committee recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 3

PROPOSAL TO AMEND THE COMPANY’S MEMORANDUM OF ASSOCIATION

The Company's current Memorandum of Association (the “Memorandum”) was adopted upon incorporation of the Company in 1993. Following adoption of the Companies Law in 1999, companies are no longer required to have a memorandum of association and provisions which were formerly required to be included in the memorandum of association may now be included in the articles of association and may be in simpler form.

Therefore, it is being proposed to replace Section 2 of the Memorandum, which relates to the Company's purposes, with one general and broad purpose, in accordance with the Companies Law – to engage in any lawful act or activity for which companies may be organized under the Companies Law. In this way, the purpose of the Company as set forth in the Memorandum would be identical to the purpose of the Company as provided for in the Articles.

Furthermore, pursuant to the Companies Law, the adoption of an amendment to its memorandum of association by a company, such as the Company, that was incorporated prior to February 1, 2000 (the effective date of the Companies Law) generally requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares conferring in the aggregate at least seventy-five percent (75%) of the votes present and voting. However, the Companies Law also provides that such companies may amend their memorandum of association, to provide that certain amendments thereto would require a different majority.

It is therefore being further proposed to add a new Section 5 to the Memorandum that would provide that the majority required to amend the Memorandum in order to change the Company's name; its purpose; or to increase, consolidate or divide or otherwise amend its share capital; will be a simple majority of the voting power present at a shareholder meeting as currently provided in the Articles or by such other majority as shall be set forth in its Articles from time to time, rather than by a majority of seventy-five percent (75%) of the votes present and voting.

The form of the Memorandum incorporating the proposed amendments and previous amendments (including previous amendments to the Company's share capital) is attached to this Proxy Statement as Exhibit A1. A non-binding English translation of the Hebrew language Memorandum, incorporating the proposed and previous amendments (including previous amendments to the Company's share capital), is attached to this Proxy Statement as Exhibit A2.

Pursuant to applicable Israeli law, if approved by the shareholders at the Meeting, the Company is required to publish, in two daily newspapers within three days of the Meeting, the fact that a resolution to approve the proposed change to the Memorandum with respect to the Company's purposes was adopted and the contents of the resolution. Shareholders who hold 10% or more of the issued and outstanding share capital of the Company and creditors holding 10% or more of any debentures issued by the Company or 10% or more of the unsecured debt of the Company have the right, within twenty-one (21) days of the Meeting, to petition the competent court in Israel to annul the resolution with respect to the change of the Companies purpose. The amendment to the Memorandum with respect to the change of the Company's purpose will become effective twenty-one (21) days after the Meeting unless a petition to annul the resolution was filed as described above, in which case the amendment would not become effective unless and until approved by the court.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

(a)
That Section 2 of the Memorandum of Association of the Company be, and it hereby is  replaced in its entirety with a new Section 2 to the Company’s Memorandum of Association, in Hebrew, as attached to the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders as Exhibit A3.

(b)
That Section 5 of the Memorandum of Association of the Company be, and it hereby is, renumbered "6" and a new Section 5 to the Company’s  Memorandum of Association be added, in Hebrew, as attached to the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders as Exhibit A4.

(c)
To ratify and approve the amended and consolidated version of the Memorandum of Association, including all previous amendments (including all previous amendments to the Company's share capital), in the form attached to the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders asExhibit A1”.

Non-binding English translations of Section 2 and of the new Section 5 are as follows:

"2. The purpose of Company is to engage in any lawful act or activity for which companies may be organized under the Israel Companies Law, 1999."

"5. Changes to the Memorandum

The Company may, by a simple majority of the votes cast (abstentions being disregarded), in person, by proxy or by proxy card, or by such other majority as shall be set forth in its Articles of Association from time to time, change its name; change its purposes; increase its registered (authorized) share capital by creation of new shares in such amount and of such nominal (par) values and with such rights, preferences and restrictions as the resolution approving the creation of such shares shall provide; consolidate its share capital (issued or unissued) or any portion thereof and divide it into shares of larger nominal value than the nominal value of its existing shares; subdivide its shares (issued or unissued) or any of them into shares of smaller nominal value; cancel any unissued shares, provided there is no obligation of the Company, including a contingent obligation, to issue them, and reduce in such manner its share capital by the amount of the shares so cancelled; and/or reduce its share capital in any manner subject to any authorization or consent required by law."

An affirmative vote of at least seventy-five percent (75%) of the voting power present in person or by proxy and voting thereon at the Meeting is necessary for the adoption and approval of the above resolutions.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 4

AMENDMENT TO THE TERMS OF OFFICE AND EMPLOYMENT OF THE
COMPANY’S PRESIDENT AND CHIEF EXECUIVE OFFICER AND DIRECTOR

Pursuant to the Companies Law, any arrangement between a public company and a director of the company, as to such director's Terms of Office and Employment, as a director or such director's employment with the Company in other capacities requires the approval of the company’s compensation committee, board of directors and shareholders. See Item 1 for further information regarding the process for approving remuneration to directors, including with respect to their employment by the company in other capacities.

As further discussed under Item 1 above, Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer and a director of the Company, has been employed by the Company since September 2, 2002. Dr. Cohen-Dayag has served as the Company’s President and co-Chief Executive Officer since June 2009, as President and Chief Executive Officer since March 2010, and as a director (in addition to her service as President and Chief Executive Officer) since February 10, 2014. During the term of her employment and pursuant to changes in her positions within the Company, several amendments have been made to her terms of employment and in several different documents. The terms of Dr. Anat Cohen-Dayag's employment and service as the President and Chief Executive Officer were approved prior to the effective date of the 2012 Amendment. Generally, any change thereto is subject to the approval process, including shareholder approval, and other conditions set forth in the 2012 Amendment.

As further discussed above, Dr. Cohen-Dayag is not entitled to any compensation in addition to that being paid to her as the Company’s President and Chief Executive Officer. However, in the event of termination of Dr. Cohen-Dayag’s employment as President and Chief Executive Officer, she will be entitled to receive the remuneration discussed in Item 1 above under "Compensation to the Company's Non-Management Directors" to the extent and for as long as she will continue to serve on the Company's Board as a non-management director of the Company.

For additional information with respect to the current Terms of Office and Employment of Dr. Cohen-Dayag, please see Item 1 above under "Compensation to the Company's President and Chief Executive Officer".

The Compensation Committee and the Board have reviewed the employment terms of Dr. Cohen-Dayag as the Company's President and Chief Executive Officer taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, and have resolved to approve, and recommend to the shareholders to approve, certain amendments to her employment terms. The proposed amendments to the Terms of Office and Employment of Dr. Cohen-Dayag are consistent with the Compensation Policy. The Compensation Committee and the Board have further resolved to approve the consolidation of Dr. Anat Cohen-Dayag previously approved terms of employment and those currently proposed to be approved, if approved by the shareholders, into one agreement consistent with Company practice.

Following the recommendation of the Compensation Committee and the Board, shareholders are being asked to approve the proposed amendments to Dr. Anat Cohen-Dayag’s employment terms, substantially in the form summarized below.

These amendments consist of the following:

-
Termination Payments: (i) extending the period of advance written notice by two (2) months to a total period of six (6) months, which may be fully or partially waived by the Company in exchange for payment of the monthly salary and benefits in respect and in lieu of such waived period, provided that in the event of termination by the Company for “justifiable cause” the Company may terminate Dr. Cohen-Dayag's employment without advance notice and that Dr. Cohen-Dayag may resign with advance notice of only two (2) months in the event of resignation for “good reason”; (ii) increasing the Adaptation Payment by one monthly salary, to a total gross amount equal to six (6) monthly salaries; (iii) clarifying that Dr. Cohen-Dayag will be entitled to the Special Termination Payment (in addition to the Adaptation Payment) in the event of termination of her employment by the Company other than for “justifiable cause” or resignation by Dr. Cohen-Dayag for “good reason” (hereinafter, referred together as “Dismissal”) within one year following a Change of Control (as such term is defined in her employment agreement as shall be in effect from time to time); and (iv) providing that Dr. Anat Cohen-Dayag will be entitled to the severance amounts accumulated for her benefit in the managers insurance and/or pension funds also upon her resignation.

-
Equity Based Compensation: providing that (i) all outstanding unvested options granted as of Dr. Cohen-Dayag’s Dismissal shall be accelerated and become immediately exercisable as of the effective date of such termination and (ii) Dr. Cohen-Dayag shall be entitled to exercise all outstanding vested options (including those vested as a result of the acceleration upon termination or upon a Change of Control (as provided for under her current terms of employment), as applicable) for a period of one (1) year from the date of termination of employment, following Dismissal or, in the event that within one year of a “Change of Control” (as defined in her employment agreement as shall be in effect from time to time), Dr. Cohen-Dayag’s employment by the Company is terminated (a) by the Company other than with “justifiable cause” or (b) by Dr. Anat Cohen-Dayag, provided that such period does not extend beyond ten (10) years from the date of grant.

-
Clarifications: clarifying the following: (i) that the entitlement to an annual bonus will be subject to achievement of objectives determined by the Company and that the amount of the annual cash bonus shall be determined by the Company, in accordance with applicable law; (ii) that Dr. Cohen-Dayag’s monthly salary shall be subject to an annual review; (iii) that upon termination of employment, the Company shall redeem all accumulated and unused vacation days; (iv) “justifiable cause” and “good reason” have been given customary meanings; (v) that a reverse merger in which the Company is the surviving entity and where securities conferring more than fifty percent (50%) of the voting rights in the Company following the merger are held by an entity that held  less than 50% of the securities of the Company prior to said merger shall also be deemed a “Change of Control” ; and (v) certain other provisions, including correcting inconsistencies and ambiguities to align with terms generally provided to all other officers of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve certain amendments to the employment terms of Dr. Anat Cohen-Dayag as the Company’s President and Chief Executive Officer, as set forth in the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 5

EQUITY AWARDS AND THE GRANT OF 2013 SPECIAL BONUSES TO THE
PRESIDENT AND CHIEF EXECUTIVE OFFICER AND DIRECTOR AND TO THE
ACTIVE CHAIRMAN OF THE BOARD

As discussed above, pursuant to the Companies Law, an arrangement providing either cash or equity compensation to a director of the Company (including the grant of a bonus or options to purchase shares of the Company) as a director, including with respect to his or her employment by the Company in other capacities, requires the approval of the Company’s Compensation Committee, Board and shareholders. See Item 1 for further information regarding the process for approving remuneration to directors, including with respect to their employment by the Company in other capacities.

As further discussed above, Dr. Anat Cohen-Dayag and Mr. Martin Gerstel have employment agreements with the Company pursuant to which they serve as the Company’s President and Chief Executive Officer and Active Chairman of the Board, respectively, and they are not entitled to any compensation in addition to that being paid to them in such capacities.

For additional information with respect to the remuneration of Dr. Cohen-Dayag and Mr. Gerstel, please see Item 1 above under "Compensation to the Company's President and Chief Executive Officer" and the proposed amendment to such terms under Item 4 above and "Compensation to the Company's Active Chairman of the Board of Directors", respectively and the proposed annual bonuses, objectives and terms thereof under Item 6 below.

Grant of Options to Purchase Ordinary Shares

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the grant to Dr. Cohen-Dayag in her role as President and Chief Executive Officer and to Mr. Gerstel in his role as Active Chairman of the Board, the following equity awards with respect to the year 2014:

(a)
to grant Dr. Anat Cohen-Dayag options to purchase 100,000 Ordinary Shares of the Company at an exercise price of $10.07 per share (which was the fair market value when approved by the Board on March 30, 2014); and

(b)
to grant Mr. Martin Gerstel options to purchase 50,000 Ordinary Shares of the Company at an exercise price of $10.07 per share (which was the fair market value when approved by the Board on March 30, 2014).

The above options will be granted and otherwise be subject to the terms and conditions applicable to options granted under the 2010 Plan except that the options shall vest on an equal monthly basis during 2017, in such manner that, 1/12 of the options shall vest on the first day of each month during 2017. These options will expire on March 30, 2024, unless they expire earlier in accordance with the terms of the 2010 Plan or the terms of the option agreement to be entered into between the Company and Dr. Anat Cohen-Dayag and Mr. Martin Gerstel, respectively. These options will be granted through a trustee under Section 102 of the Tax Ordinance and, in accordance with the Company's previous election in this regard, be subject to the capital gains route for tax purposes. The provisions with respect to acceleration and extension of the exercise period of options to purchase Ordinary Shares upon termination of Dr. Anat Cohen-Dayag’s employment or change of control, as provided for in her employment agreement, as shall be in effect from time to time, shall apply to all options granted to Dr. Anat Cohen-Dayag, including to the options proposed to be granted in accordance with this Item 5, if approved by the shareholders.

The Company views the date of approval of the grant by the Board as the date of grant for purposes of determining the value of an award for purposes of the Compensation Policy notwithstanding that shareholder approval may be required for certain grants, such as to the President and Chief Executive Officer or to the Chairman of the Board. As of such date, the value of the proposed award to Dr. Cohen-Dayag and Mr. Gerstel, calculated in accordance with the Black-Scholes option pricing model, was $504,850 and $252,425, respectively.

The Compensation Committee and the Board have further approved, and are recommending that the shareholders approve, that the acceleration provisions applicable to options granted to non-management directors shall also apply to the options granted to Mr. Martin Gerstel and, accordingly, notwithstanding the terms of the Compugen Ltd. Share Option Plan (2000) and the 2010 Plan, (i) all options previously granted to Mr. Martin Gerstel and the options to be granted in accordance with the above resolution, if approved by the shareholders, will be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (x) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (y) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders; and (ii) that all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination of office.

See Item 1 above, "Compensation to the Company's President and Chief Executive Officer" and "Compensation to the Company's Active Chairman of the Board of Directors" with respect to options to purchase Ordinary Shares currently held by Dr. Anat Cohen-Dayag and Mr. Martin Gerstel, respectively.

2013 Special Bonuses

In August, 2013, the Company entered into its first commercial arrangement for its Pipeline Program molecules - a Research and Development Collaboration and License Agreement with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics against two novel, Compugen-discovered immune checkpoint regulators – CGEN 15001T and CGEN 15022. Extensive managerial efforts were invested in the successful negotiations of this collaboration, including by the Company's President and Chief Executive Officer, Dr. Anat Cohen-Dayag, and by the Active Chairman of the Board, Mr. Martin Gerstel.

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Compensation Committee and the Board have approved and are recommending that the shareholders approve the grant to Dr. Cohen-Dayag, in her role as President and Chief Executive Officer and to Mr. Gerstel, in his role as Active Chairman of the Board, the following special bonuses:

(a)
the payment of a special cash bonus to Dr. Cohen-Dayag for, among other accomplishments, her contribution and efforts in connection with the collaboration and license agreement entered into between the Company and Bayer in an amount of US$116,000; and

(b)
the payment of a special cash bonus to Mr. Gerstel for, among other accomplishments, his contribution and efforts in connection with the collaboration and license agreement entered into between the Company and Bayer in an amount of US$59,000.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

(a)
to grant to Dr. Anat Cohen-Dayag, the Company’s President and Chief Executive Officer and a director, options to purchase 100,000 Ordinary Shares of the Company at an exercise price of US$10.07 per share, as set forth in the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders;

(b)
to grant to Mr. Martin Gerstel, the Active Chairman of the Company’s Board of Directors, options to purchase 50,000 Ordinary Shares of the Company at an exercise price of US$10.07 per share, as set forth in the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders;

(c)
to approve that the acceleration provisions applicable to options granted to non-management directors shall also apply to the options granted to Mr. Martin Gerstel and, accordingly, notwithstanding the terms of the Compugen Ltd. Share Option Plan (2000) and the Company’s 2010 Share Incentive Plan, (i) all options previously granted to Mr. Martin Gerstel, the Active Chairman of the Company’s Board of Directors, and the options to be granted in accordance with the above resolution, if approved by the shareholders, will be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (x) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (y) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders; and (ii) that all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination of office;

(d)
to approve the payment of a special cash bonus to Dr. Anat Cohen-Dayag, the Company’s President and Chief Executive Officer and a director, for, among other accomplishments, her contribution and efforts in connection with the Collaboration and License Agreement entered into between the Company and Bayer in a total amount of US$116,000; and

(e)
to approve the payment of a special cash bonus to Mr. Martin Gerstel, the Active Chairman of the Company’s Board of Directors, for, among other accomplishments, his contribution and efforts in connection with the Collaboration and License Agreement entered into between the Company and Bayer in a total amount of US$59,000. ”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolutions.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 6

ANNUAL CASH BONUSES, AND RELATED OBJECTIVES AND TERMS
THEREOF FOR THE YEARS 2014, 2015 AND 2016 TO THE PRESIDENT AND CHIEF
EXECUTIVE OFFICER AND DIRECTOR AND THE ACTIVE CHAIRMAN OF THE
BOARD

Consistent with the Compensation Policy and subject to the limitations set-forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as the related objectives and related weights including applicable thresholds and the formula for calculating the annual cash bonuses to be granted to the Company's President and Chief Executive Officer and to its Active Chairman of the Board.

Consistent with the Compensation Policy, and taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the following annual bonuses for the years 2014, 2015 and 2016 for each of Dr. Anat Cohen-Dayag and Mr. Martin Gerstel and the following proposed related objectives and terms thereof.

Eligibility

Dr. Anat Cohen-Dayag and Mr. Martin Gerstel shall each be eligible to receive an annual cash bonus for each of the years 2014, 2015 and 2016, without the need for further shareholder approval, subject to (i) meeting the specific performance criteria determined by the Compensation Committee and Board with respect to each year in accordance with the objectives set forth below, (ii) the terms set forth below, (iii) the limitations set forth in the Compensation Policy and any applicable law, and (iv) continuous employment of Dr. Anat Cohen-Dayag as the Company’s President and Chief Executive Officer and Mr. Martin Gerstel as the Active Chairman of the Board, through the last day of the calendar year with respect to which the annual cash bonus is being paid.

Threshold, Target and Maximum Annual Cash Bonus

The target annual bonus for each year, which is the annual cash bonus amount that each of Dr. Anat Cohen-Dayag and Mr. Martin Gerstel will be entitled to upon achievement of 100% of her/his objectives, will be, with respect to 2014 - no more than one and two thirds (1.67) monthly salaries, and with respect to 2015 and 2016 - no more than three and one third (3.33) monthly salaries, as shall be determined by the Compensation Committee and the Board with respect to each year.

If less than 50% of the applicable objectives set for any given year are achieved, Dr. Anat Cohen-Dayag and Mr. Martin Gerstel, respectively, will not be entitled to any annual cash bonus with respect to such year.

The maximum annual bonus, which will be payable for over achievement of 150% or more of the objectives, as shall be determined by the Compensation Committee and the Board with respect to each year, will be, with respect to 2014 - no more than two and a half (2.5) monthly salaries, and with respect to 2015 and 2016 - no more than five (5) monthly salaries.

Payouts for performance between the threshold (50% of the target bonus), target and maximum bonus will be determined linearly based on a straight line interpolation of the applicable payout range.

No additional amounts will be paid on account of annual cash bonuses for performance in excess of 150% achievement of the objectives in any given year.

Key Performance Indicators

The objectives with respect to the annual cash bonus for each of the years 2014, 2015 and 2016 shall be determined by the Compensation Committee and the Board following the approval of the Company’s objectives with respect to such year based on the overall Company performance measures, using the following key performance indicators:

Weight	Key Performance Indicator
15% - 35%	ensure advancement of current partnered programs
15% - 35%	enter into new partnered programs
15% - 35%	ensure successful development path for internal pipeline programs
5% - 15%	enhance & advance underlying predictive discovery technology
up to 20%	discretionary components

Subject to receipt of shareholder approval at this Meeting to the above annual cash bonuses and related objectives and terms thereof for Dr. Cohen-Dayag and Mr. Gerstel, the Compensation Committee and the Board will determine, following approval by the Board of the Company's audited financial statements for each of the 2014, 2015 and 2016 fiscal years, without the need for further shareholder act or approval, the actual bonus to be paid, if any, to Dr. Cohen-Dayag and Mr. Gerstel with respect to 2014, 2015 and 2016, respectively.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

(a)
to approve the annual cash bonuses with respect to the years 2014, 2015 and 2016 for Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer and a director, and the related objectives and terms thereof as set forth in the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders; and

(b)
to approve the annual cash bonuses with respect to the years 2014, 2015 and 2016 for Mr. Martin Gerstel, the Active Chairman of the Company’s Board of Directors, and the related objectives and terms thereof as set forth in the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolutions.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 7
INCREASE IN THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE
COMPANY’S 2010 SHARE INCENTIVE PLAN

On July 25, 2010, the Board adopted the Compugen 2010 Share Incentive Plan or the “2010 Plan”, and determined to cease making grants under the Compugen Share Option Plan (2000) or the “2000 Plan”. The adoption of the 2010 Plan was approved by the Company’s shareholders on May 12, 2011. The Board and shareholders further resolved that the options available for grant under the 2000 Plan, at such time, as well as any options that may return to such pool in connection with terminated options, will be made available for future grants under the 2010 Plan. On August 6, 2012 the Board adopted certain amendments to the 2010 Plan which, among other things, provided for additional types of awards, namely restricted share and restricted share unit awards. If a grantee leaves his or her employment or other relationship with the Company, or if his or her relationship with the Company is terminated without cause (and other than by reason of death or disability, as defined in the 2010 Plan), the term of his or her unexercised options will generally expire in 90 days, unless determined otherwise by the Board.

The purpose of the 2010 Plan is to afford an incentive to existing and potential employees, directors, officers, consultants, advisors, and any other person or entity whose services are considered valuable (collectively, the “Service Providers”) to the Company or its subsidiary, to become or continue as Service Providers, to increase their efforts on behalf of the Company or its subsidiary and to promote the success of the Company's business, by providing such Service Providers with opportunities to acquire a proprietary interest in the Company by the grant of options to purchase Ordinary Shares, the issuance of Ordinary Shares of the Company, the issuance of restricted share awards and other awards pursuant to the plan.

Options or other equity awards to the Office Holders of the Company, including to its President and Chief Executive Officer, its Active Chairman of the Board of Directors, its non-management directors and its external directors, are currently made under the 2010 Plan.

As of June 18, 2014, (i) options to purchase 3,677,993 Ordinary Shares at a weighted average exercise price of approximately $4.90 per share were outstanding (i.e., were granted but not canceled, expired or exercised) under the 2010 Plan, (ii) options to purchase 229,387 Ordinary Shares previously granted under the 2010 Plan have been exercised at a weighted average exercise price of approximately $4.73; and (iii) options to purchase 1,526,551 Ordinary Shares remain available for future grant under the 2010 Plan. In addition, as of June 18, 2014, options to purchase 2,286,369 Ordinary Shares at a weighted average exercise price of approximately $2.52 per share were outstanding (i.e., were granted but not canceled, expired or exercised) under the 2000 Plan, and as indicated above, any options that may return to the pool in connection with terminated options, will be made available for future grants under the 2010 Plan.

The Compensation Committee and the Board have approved, and are recommending that the shareholders approve, to authorize and reserve for purposes of and for issuance under the 2010 Plan an additional 3,000,000 Ordinary Shares.

The Company believes the increased number of shares it is asking shareholders to approve is necessary for the Company to be able to attract and retain executive officers, employees, directors and consultants.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to authorize and reserve for purposes of and for issuance under the Compugen 2010 Share Incentive Plan an additional 3,000,000 Ordinary Shares.”

An affirmative vote of a majority of the shares represented and voting at the Meeting in person, by proxy or by proxy card is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

CONSIDERATION OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the report of the independent registered public accounting firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013, will be presented for discussion. The representative of KFGK present at the Meeting will be available to respond to appropriate questions from shareholders concerning the report of the independent registered public accounting firm and the Consolidated Financial Statements of the Company.

OTHER BUSINESS

Other than as set forth above, management currently knows of no business to be transacted at the Meeting; but, if any other matters properly come before the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their judgment.

By Order of the Board of Directors,

/s/ Martin S. Gerstel

Martin S. Gerstel
Chairman of the Board
Tel Aviv, Israel
June 26, 2014

Non-Binding Translation from the Hebrew

Exhibit A2

Companies Ordinance
Memorandum of Association
of a
Company Limited by Shares

Compugen Ltd.
***************

1.	The name of the Company:	קומפיוג'ן בע"מ
COMPUGEN LTD.

2.	The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999.

3.	Members Liability:
The liability of each of the members is limited.

4.	Authorized Share Capital:
The share capital of the Company is NIS 1,000,000 (One Million New Israeli Shekels) divided into 100,000,000 (One Hundred Million) Ordinary Shares NIS 0.01 nominal (par) value each.

The rights attached to each class of shares will be determined in the Company's Articles of Association.

5.	Changes to the Memorandum
The Company may, by a simple majority of the votes cast (abstentions being disregarded), in person, by proxy or by proxy card, or by such other majority as shall be set forth in its Articles of Association from time to time, change its name; change its purposes; increase its registered (authorized) share capital by creation of new shares in such amount and of such nominal (par) values and with such rights, preferences and restrictions as the resolution approving the creation of such shares shall provide; consolidate its share capital (issued or unissued) or any portion thereof and divide it into shares of larger nominal value than the nominal value of its existing shares; subdivide its shares (issued or unissued) or any of them into shares of smaller nominal value; cancel any unissued shares, provided there is no obligation of the Company, including a contingent obligation, to issue them, and reduce in such manner its share capital by the amount of the shares so cancelled; and/or reduce its share capital in any manner subject to any authorization or consent required by law.

6.
We the undersigned are desirous of being formed into a Company in pursuant to this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

July 31, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The proxy statement and proxy card
are available at the Company's website: WWW.CGEN.COM.

Please complete, sign, date
and mail your proxy card in
the envelope provided as
soon as possible.

In order to be counted, a duly executed proxy card must be received by the Company prior to the Meeting. This will be deemed to have occurred only if such proxy card is delivered to the Company at its registered offices at 72 Pinchas Rosen Street, Tel Aviv 6951294, Israel, Attention: General Counsel, or at the offices of the Company's transfer agent at 6201 15th Avenue, Brooklyn, NY 11219, by no later than forty-eight (48) hours before the time fixed for the meeting or adjourned meeting or presented to the Chairman at the Meeting. Shares represented by proxy cards received after the time specified above will not be counted as present at the Meeting and will not be voted.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1a.
To elect Prof. Ruth Arnon to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2015 and when her successor has been duly elected;
		☐	☐	☐	3c.
To ratify and approve the amended and consolidated version of the Memorandum of Association, including all previous amendments (including all previous amendments to the Company's share capital), in the form attached to the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders as Exhibit A1.
							☐	☐	☐

1b.	To elect Dr. Anat Cohen-Dayag to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2015 and when her successor has been duly elected;	☐	☐	☐	4.
To approve certain amendments to the employment terms of Dr. Anat Cohen-Dayag as the Company's President and Chief Executive Officer, as set forth in the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders.
							☐	☐	☐
5a.
To approve to grant to Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer and a director, options to purchase 100,000 Ordinary Shares of the Company at an exercise price of US$10.07 per share and to Mr. Martin Gerstel, the Active Chairman of the Company's Board of Directors, options to purchase 50,000 Ordinary Shares of the Company at an exercise price of US$10.07, as set forth in the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders.
							☐	☐	☐
1c.
To elect Mr. Martin Gerstel to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2015 and when his successor has been duly elected;
		☐	☐	☐
1d.
To elect Mr. Dov Hershberg to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2015 and when his successor has been duly elected;
		☐	☐	☐
5b.
To approve that the acceleration provisions applicable to options granted to non-management directors shall also apply to the options granted to Mr. Martin Gerstel and, accordingly, notwithstanding the terms of the Compugen Ltd. Share Option Plan (2000) and the Company's 2010 Share Incentive Plan, (i) all options previously granted to Mr. Martin Gerstel, the Active Chairman of the Company's Board of Directors, and the options to be granted in accordance with the above resolution, if approved by the shareholders, will be fully vested immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (x) a sale of all or substantially all of Company's issued share capital or assets to any other company, entity, person or a group of persons, or (y) the acquisition of more than 50% of Company's equity or voting power by any shareholder or group of shareholders; and (ii) that all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination of office.
							☐	☐	☐

2.
To reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2014, and until the next annual general meeting of shareholders.
		☐	☐	☐

3a.
To replace Section 2 of the Memorandum of Association of the Company in its entirety with a new Section 2 to the Company's Memorandum of Association, in Hebrew, as attached to the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders as Exhibit A3.
		☐	☐	☐

3b.
To renumber Section 5 of the Memorandum of Association of the Company as "6" and to add a new Section 5 to the Company's Memorandum of Association, in Hebrew, as attached to the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders as Exhibit A4.
		☐	☐	☐	5c.
To approve the payment of the 2013 special cash bonuses to Dr. Anat Cohen-Dayag, the Company's President and Chief Executive Officer and a director, in an amount of US$116,000, and to Mr. Martin Gerstel, the Active Chairman of the Company's Board of Directors in an amount of US$59,000 for, among other accomplishments, their contribution and efforts in connection with the Collaboration and License Agreement entered into between the Company and Bayer Pharma AG.
							☐	☐	☐

6.
To approve the annual cash bonuses with respect to the years 2014, 2015 and 2016 for Dr. Anat Cohen-Dayag, the Company's  President  and Chief Executive  Officer and a director,  and to Mr. Martin Gerstel,  the Active Chairman of the Company's Board of Directors, and the related objectives and terms thereof as set forth in the Company's Proxy Statement for its 2014 Annual General Meeting of Shareholders.
							☐	☐	☐

					7.	To authorize and reserve for purposes of and for issuance under the Compugen 2010 Share Incentive Plan an additional 3,000,000 Ordinary Shares.	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
				☐		I plan to attend the Meeting	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PROXY

COMPUGEN LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
COMPUGEN LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 31, 2014

The undersigned, a holder of ordinary shares, par value NIS 0.01 per share ("Ordinary Shares"), of Compugen Ltd. ("Compugen" or the "Company"), hereby appoints Mr. Martin Gerstel and Ms. Tami Fishman Jutkowitz, and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of the Company, standing in the name of the undersigned at the close of trading on July 1, 2014, with all powers the undersigned would possess if personally present (but without limiting the general authorization and power hereby given), at the Annual General Meeting of Shareholders (the "Meeting") of Compugen to be held on July 31, 2014, at 10:00 a.m. (Israel time) at the principal executive offices of Compugen located at 72 Pinchas Rosen Street, Tel Aviv, Israel, and at any and all adjournments, postponements or rescheduling thereof, to vote as specified on the reverse side. The proxy is further authorized to vote, in his discretion, upon such other business as may properly come before the Meeting or any adjournments, postponements or rescheduling thereof.

The shares represented by this proxy will be voted in the manner directed and if no instructions to the contrary are indicated, will be voted "FOR" proposals 1(a), 1(b), 1(c), 1(d), 2, 3, 4, 5, 6 and 7.

YOUR VOTE IS IMPORTANT!  PLEASE COMPLETE, SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE

(Continued and to be signed on the reverse side)